Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 26, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Mr. John Dana Brown Attorney-Advisor

Re:	Euroseas Ltd. Amendment No. 2 to Registration Statement on Form F-1
Filed August 26, 2015
File No. 333- 205468

Dear Mr. Brown:
We refer to the registration statement on Form F-1 (the "Registration Statement"), filed by Euroseas Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on July 2, 2015, as amended.
By letter dated August 25, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding Amendment No. 1 to the Registration Statement, filed by the Company with the SEC on August 12, 2015 ("Amendment No. 1").
The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.
This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.
General
1.	We note your response to our prior comment. Please disclose the number of rights to be offered, the number of rights to be issued for each common share, the number of common shares to be issued assuming full exercise of the subscription rights, the percentage of shares of common stock owned by Friends Investment Company Inc. after giving effect to the offering, the percentage by which ownership of outstanding common stock would be reduced on page 24, and any other information that may not be omitted pursuant to Rule 430A of the Securities Act, in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations. You state in your response that you have included the principal amount of securities being offered. Please note that the principal amount of securities offered (i.e. volume information) refers to the number of securities offered, which you have not disclosed. In addition please use the volume information as well as an estimated subscription price to provide all information in the capitalization and dilution sections.
The Company has disclosed the requested information in the Amended Registration Statement.
2.	Please refer to the disclosure under the heading "Subscription Price" on page 56. If you have a more specific method by which you will determine the subscription price please disclose such method or formula in that section and on the prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
The Company respectfully advises the Staff that the subscription price is now disclosed in the Amended Registration Statement.  There is no more specific method by which the Company's Board of Directors determined the subscription price other than as described in the Amended Registration Statement on page 63, which description is unchanged from that in Amendment No. 1.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc:	Ada D. Sarmento
Senior Counsel
Securities and Exchange Commission

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.

EUROSEAS LTD.
 4 Messogiou & Evropis Street
151 25 Maroussi, Greece

August 26, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549

Re:	Euroseas Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Euroseas Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer